

August 21, 2015

Via E-mail
Mr. Christopher Daniels
Chief Executive Officer
EF Hutton America, Inc.
77 Water Street, 7th Floor
New York, NY 10005

**Re: EF Hutton America, Inc.
        Form 8-K Dated April 24, 2015
        Filed August 20, 2015
        File No. 000-55175**

Dear Mr. Daniels:

We have reviewed your filing and have the following comment. Please respond to this letter by amending your filing. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.02 – Non-Reliance on Previously Issued Financial Statements

1. Please note that you are responsible for your financial statements. Therefore, the determination of their non-reliance and whether there is an error contained in those financial statements must be made by you. Please amend your filing to state, if true, that you concluded that there is an error contained in your financial statements and that they should no longer relied upon. In so doing, also disclose the date of your conclusion and when you will file the amendments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- the staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Keira Nakada, Staff Accountant, at (202) 551-3659 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3474.

Sincerely,

/s/ Sharon M. Blume

Sharon M. Blume
Accounting Branch Chief